Exhibit 107

Calculation of Filing Fee Tables
Schedule TO-T
(Rule 14d-100)

INTEVAC, INC.
(Name of Subject Company (Issuer))

IRVINE ACQUISITION HOLDINGS, INC.
a wholly owned subsidiary of

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$ 116,314,292.00	0.0001531	$ 17,807.72
Fees Previously Paid	$ 0	$ 0	$ 0
Total Transaction Valuation	$ 116,314,292.00
Total Fees Due for Filing			$ 17,807.72
Total Fees Previously Paid			$ 0
Total Fee Offsets			$ 0
Net Fee Due			$ 17,807.72

*
Estimated solely for purposes of calculating the filing fee.  The transaction valuation was calculated by multiplying the product of (i) $4.00, which is the offer price per share by (ii) the sum of (A) 27,183,454 shares of common stock, par value $0.001 per share (“Shares”) of Intevac, Inc. (“Intevac”) issued and outstanding, (B) 62,800 Shares issuable pursuant to outstanding, in-the-money stock options, and (C) 1,832,319 Shares issuable upon settlement of outstanding restricted stock units.  The calculation of the filing fee is based on information provided by Intevac as of February 27, 2025.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2025 beginning on October 1, 2024, issued August 20, 2024, by multiplying the transaction value by 0.0001531.